Form 10-K405, Exhibit 13
period 1997-01-31
GETTY PETROLEUM CORP
filed 1997-05-01
CIK 79849

                                                                Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Getty Realty
Corp. and Subsidiaries

The accompanying consolidated financial statements include the accounts of Getty Realty Corp., known prior to March 31, 1997 as Getty Petroleum Corp., and its wholly-owned subsidiaries (the "Company").

SPIN-OFF
On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company will retain its real estate business and lease most of its properties on a long-term net basis to the distributed company, which is named Getty Petroleum Marketing Inc. ("Marketing"). Stockholders of record of the Company on March 21, 1997 received a tax-free dividend of one share of Marketing common stock for each share of common stock of the Company. For additional information regarding the spin-off, see Note 13 to the consolidated financial statements.

RESULTS OF OPERATIONS
Net sales for the year ended January 31, 1997 ("fiscal 1997") were $888.2 million, a 13.0% increase as compared with $786.3 million for the year ended January 31, 1996 ("fiscal 1996"). Of the 13.0% increase in net sales, approximately two-thirds was attributable to an increase in sales prices and the balance was due to an increase in sales volume. Average selling prices increased by 8.8% and retail gallonage sold increased by 49.9 million gallons or 6.9% to 768.3 million gallons, partially offset by a 10.0 million gallon or 4.0% decrease in wholesale gallonage sold to 237.9 million gallons. The average gasoline volume per retail outlet increased by 7.7% in fiscal 1997. Gross profit before depreciation and amortization (excluding rental and other income) was $9.7 million in fiscal 1997 compared to $38.9 million in the comparable period last year. This $29.2 million decrease in gross profit was principally due to a $21.2 million pre-tax charge recorded in the fourth quarter of fiscal 1997 related to a revision of the Company's estimated future environmental costs (see "Environmental Matters"). In addition, the Company experienced lower retail product margins of approximately 1.4 cents per gallon or $10.1 million and a LIFO inventory charge of $2.6 million. The LIFO inventory charge was the result of product cost increases of approximately 18 cents per gallon from January 31, 1996 to January 31, 1997.
     Fiscal 1996 net sales were $786.3 million as compared with $749.4 million for the year ended January 31, 1995 ("fiscal 1995"). The increase in net sales of 4.9% was principally due to a 9.5% increase in average selling prices, partially offset by lower sales volume. Wholesale gallonage sold decreased by 19.0% or 58.2 million gallons (primarily bulk sales) to 247.9 million gallons, partially offset by a 2.8% or 19.6 million gallon increase in retail gallonage sold to 718.4 million gallons through 6.1% fewer outlets. The average gasoline volume per retail outlet increased by 9.0%. Gross profit before depreciation and amortization (excluding rental and other income) was $38.9 million in fiscal 1996 compared to $36.0 million in the prior fiscal year. This $2.9 million increase in gross profit was principally due to higher wholesale product margins of approximately $2.5 million and gross profit of approximately $2.1 million from increased retail sales volumes, partially offset by higher environmental expenditures of $2.6 million.
     The Company's financial results have depended largely on retail marketing margins and rental income from its dealers; after the spin-off, the Company's financial results will largely depend on rental income from Marketing and other lessees and sublessees. The petroleum marketing industry has been and continues to be volatile and highly competitive. The cost of petroleum products purchased as well as the price of petroleum products sold have fluctuated widely. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is impossible to predict future margin levels. The Company believes that it has only been modestly affected by inflation since increased costs are passed along to its customers to the extent permitted by competition.
     Rental income of $35.9 million in fiscal 1997 increased 4.5% over fiscal 1996 rental income of $34.3 million, which increased 6.7% over the $32.1 million realized in fiscal 1995. The increase in both periods was about equally due to escalations provided under existing lease agreements, lease renewals and higher rentals as a result of improvements to the facilities.
     Other expense amounted to $4.0 million in fiscal 1997 as compared to other income of $6.3 million in fiscal 1996. The $10.3 million decrease was principally due to a pre-tax charge of $5.8 million recorded in fiscal 1997 related to the settlement of a dispute between the Company's former construction company subsidiary, Slattery Associates, Inc. and Morrison-Knudsen Company, Inc. Also contributing to the decrease in other income was $1.7 million of expenses related to the spin-off transaction discussed above, $.8 million of reduced investment income and $.5 million of reduced gains on dispositions of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

Getty Realty
Corp. and Subsidiaries

     Other income was $6.3 million in fiscal 1996 and fiscal 1995. Fiscal 1996 included increased gains on dispositions of assets of $.6 million and higher investment income of $.6 million, whereas fiscal 1995 included $1.0 million of income from a claim settlement.
     Selling, general and administrative expenses for fiscal 1997 amounted to $25.4 million, which was comparable to the $25.6 million in fiscal 1996.
     Selling, general and administrative expenses in fiscal 1996 amounted to $25.6 million, a decrease of $1.7 million from the prior year. The decrease was principally due to lower expenses as a result of a restructuring of the Company's organization and operations in October 1994.
     Interest expense in fiscal 1997 amounted to $6.8 million, a decrease of $2.5 million from the prior year. The decrease was principally due to reduced debt and capitalized lease obligations outstanding during the current fiscal year.
     Interest expense in fiscal 1996 amounted to $9.3 million, a decrease of $2.1 million from fiscal 1995. The decrease was principally due to reduced capitalized lease obligations and debt, including the redemption of the Company's 14% subordinated debentures in fiscal 1995.
     Depreciation and amortization in fiscal 1997 amounted to $23.5 million, an increase of $.3 million over the prior year. Fiscal 1996 included $.5 million of additional depreciation relating to operating properties as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."
     Depreciation and amortization was $23.2 million in fiscal 1996, an increase of $1.4 million over fiscal 1995. As previously noted, fiscal 1996 included $.5 million of additional depreciation relating to operating properties as a result of adopting SFAS No. 121.
     During fiscal 1995, pre-tax charges of $2.7 million were recorded to provide for severance and other costs associated with restructuring the Company's organization and its operations. As of January 31, 1997, the Company's consolidated balance sheet includes an accrual of $.3 million for remaining severance and related benefits payable through October 1999.

ACCOUNTING CHANGES AND EXTRAORDINARY ITEM
In fiscal 1996, the Company adopted SFAS No. 121, "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement requires that assets used in operations be written down to fair value when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. SFAS No. 121 also requires that assets held for disposal be written down to fair value less costs to sell. The Company continually evaluates retail outlets to determine the profitability and long-term viability of certain locations as gasoline stations or convenience stores, which results in the divestment of non-strategic and uneconomic retail outlets through sale, lease assignment or lease termination. The Company estimates fair value and costs to sell based on the best information available, including discounted cash flows and comparable market values, in making whatever estimates, judgments and projections are considered necessary.
     The Company recorded a pre-tax charge of $.5 million in fiscal 1996 relating to operating assets, which is included in depreciation and amortization expense, due to continuing operating losses resulting from changes in local market or operating conditions at certain retail outlets. In addition, the Company reported the cumulative effect of the change in accounting principle relating to assets held for disposal as an after-tax charge to earnings of $.8 million in the fiscal 1996 consolidated statement of operations. As of January 31, 1997, the net book value of assets held for disposal amounted to $2.6 million. The impact of these retail outlets on the results of operations of the Company was not material for each of the three years in the period ended January 31, 1997. While these retail outlets are being actively marketed, the disposal period may exceed one year for some locations.
     As of the beginning of fiscal 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and reported the cumulative effect of the change in accounting principle as a credit to earnings of $.2 million in the fiscal 1995 consolidated statement of operations.
     In fiscal 1995, the Company recorded an extraordinary charge of $.8 million after taxes resulting from the early retirement of the Company's 14% subordinated debentures. The extraordinary charge consisted of the write-off of deferred finance costs associated with the debentures and an early redemption premium paid to holders of the retired debentures.

LIQUIDITY AND CAPITAL RESOURCES
As of January 31, 1997, the Company's working capital deficit amounted to $18.8 million as compared to a deficit of $3.2 million as of January 31, 1996. The decrease in working capital was primarily due to the net loss of $9.2 million incurred during the year, which included a $21.2 million pre-tax charge related to a revision of the Company's estimated future environmental costs, $25.6 million of capital expenditures, including $.8 million of property acquisitions, and the reduction of $11.2 million in long-term debt and capital lease obligations, partially offset by working capital generated during the year from operations.
     The Company has been able to operate its business with negative working capital, principally because most sales are for cash and payment terms have been received from vendors and for gasoline taxes. The Company's principal sources of liquidity are cash flows from operations, which amounted to $32.2 million during the fiscal year ended January 31, 1997, and its short-term unsecured line of credit. Management believes that cash requirements for operations, capital expenditures and debt service in fiscal 1998 can be met by cash flows from operations, available cash and equivalents and its credit line. As of January 31, 1997, the Company had uncommitted lines of credit with two banks in the aggregate amount of $60 million, of which $7.6 million was utilized in the form of outstanding letters of credit. In February 1997, the lines of credit were replaced with two separate uncommitted lines of credit for the Company and Marketing in the amounts of $15 million and $50 million, respectively. Such lines of credit may be used for working capital borrowings and letters of credit. Borrowings under such lines of credit are unsecured and bear interest at the bank's prime rate or, at each borrower's option, 1.1% above LIBOR. Such lines of credit are subject to renewal at the discretion of the banks.
     After the spin-off, the Company transferred cash to Marketing in an amount sufficient to provide Marketing with net working capital of $1.1 million. As of January 31, 1997, the net assets of Marketing, which included working capital of $1.1 million, amounted to $54.5 million. Although it is expected that the existing sources of liquidity available to the real estate business will be sufficient to meet its expected operating and debt service requirements, the Company may be required to obtain additional sources of capital in the future to fund certain of its capital expenditures and property acquisitions, which capital sources it believes are available.
     During fiscal 1997, the Company paid quarterly cash dividends in the amount of $.03 per share. During fiscal 1997, dividends aggregated $1,520,000, or $.12 per share, in comparison to $760,000, or $.06 per share, during fiscal 1996.
     During fiscal 1997, the Company experienced product cost increases of approximately 18 cents per gallon which resulted in higher sales prices to customers. The Company's accounts receivable balance increased as of January 31, 1997 in comparison to January 31, 1996 principally due to the higher average selling prices. The product cost increases resulted in a LIFO inventory charge of $2.6 million during fiscal 1997. The LIFO inventory charge, coupled with lower inventory levels from the preceding year, resulted in a lower inventory balance as of January 31, 1997. The Company's accrual for environmental remediation costs increased significantly as of January 31, 1997 over the prior fiscal year principally due to a $21.2 million pre-tax charge recorded in the fourth quarter of fiscal 1997.
     The Company's capital expenditures for the fiscal years ended January 31, 1997, 1996 and 1995 amounted to $24.8 million, $20.3 million and $21.3 million, respectively, which included $10.4 million, $9.3 million and $10.4 million, respectively, for the replacement of underground storage tanks and vapor recovery facilities at gasoline stations and terminals. The Company's capital expenditures also include discretionary expenditures to improve the image of the service stations, to improve the terminal facilities and for routine replacement of service station equipment at existing and newly acquired locations. Expenditures with respect to tank replacements required to meet the 1998 federal standards will continue to be the responsibility of the Company after the spin-off.

ENVIRONMENTAL MATTERS
The petroleum products industry is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, "USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

Getty Realty
Corp. and Subsidiaries

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the estimates of environmental remediation costs, consideration is given to, among other things, enacted laws and regulations, assessments of contamination, currently available technologies for treatment, alternative methods of remediation and prior experience. Estimates of such costs are subject to change as contingencies become more clearly defined and remediation treatment progresses. For the fiscal years ended January 31, 1997, 1996 and 1995, net environmental expenses included in the Company's cost of sales amounted to $34,162,000, $14,346,000 and $11,769,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.
     During the fourth quarter of fiscal 1997, the Company's Board of Directors formally approved the distribution of its petroleum marketing business to its stockholders. Under a master lease between the Company, as lessor, and Marketing, as lessee, the Company committed to a program to bring the leased properties to regulatory closure and, thereafter, transfer all future environmental risks from the Company to Marketing.
In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company commissioned a detailed property-by-property environmental study of all retail outlets, with the objective of achieving closure in approximately five years. This acceleration program, utilizing new, more effective remediation techniques, will result in a substantial increase in environmental costs over those that had been previously identified and accrued, as the acceleration program contemplates the use of additional active remediation systems at many sites in lieu of relying on periodic monitoring and natural attenuation permitted by applicable environmental regulations. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997 and recorded a pre-tax charge in such quarter for Remediation Costs of $21.2 million. The pre-tax charge resulted from the acceleration of remediation activities to be paid by the Company through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."
     The Company has agreed to pay all costs relating to, and to indemnify Marketing for, all scheduled known pre-distribution environmental liabilities and obligations, all scheduled future upgrades necessary to cause USTs to conform to the 1998 federal standards, and all environmental liabilities and obligations arising out of discharges with respect to properties containing USTs that have not been upgraded to meet the 1998 federal standards that are discovered prior to the date such USTs are upgraded to meet the 1998 federal standards (collectively, the "Realty Environmental Liabilities"). The Company will also collect recoveries from state UST remediation funds related to the Realty Environmental Liabilities.
     As of January 31, 1997 and 1996, the Company had accrued $46,134,000 and $19,974,000, respectively, as management's best estimate for environmental remediation costs. As of January 31, 1997 and 1996, the Company had recorded $16,217,000 and $15,878,000, respectively, as management's best estimate for recoveries from state UST remediation funds. The current portion of such estimated recoveries is $2,865,000 and $6,440,000, respectively, and is included in prepaid expenses and other current assets, while the noncurrent portion is included in other assets in the consolidated balance sheets. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, the Company believes that such costs will not have a material adverse effect on the Company's financial position.
     The Company cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Compliance with more stringent laws or regulations as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on the financial position or operations of the Company and could require substantial additional expenditures for future remediation or the installation and operation of required environmental or pollution control systems and equipment.

TERMINATION OF UNI-MARTS AGREEMENTS
On December 27, 1996, Uni-Marts, Inc. ("Uni-Marts") notified the Company that, effective December 31, 1997, it would not renew its various leases and subleases of approximately 100 service station properties from the Company or the existing petroleum supply agreement between the Company and Uni-Marts with respect to such service stations and certain additional service stations owned or operated by Uni-Marts.
Uni-Marts subsequently advised the Company by letter that it may be interested in negotiating and entering into revised arrangements. While the Company has discussed such matters with Uni-Marts, no such agreement has been reached. The Company believes that Marketing will be able to re-lease the approximately
100 affected service station properties. The loss of motor fuel product sales to Uni-Marts pursuant to the existing supply agreement, if not replaced, could have a material adverse effect on Marketing's revenues.
The Company believes such loss of product sales would not materially impact Marketing's operating income because the affected leased service station properties should be re-leased to retail dealers by Marketing at higher retail product margins to be realized by Marketing than the current lower wholesale product margins under the supply agreement with Uni-Marts. Net sales and rental income attributable to the Uni-Marts agreement amounted to $90.3 million (or 10.2% of net sales) and $4.6 million (or 12.9% of rental income), respectively, for the fiscal year ended January 31, 1997.

SELECTED FINANCIAL DATA

Getty Realty
Corp. and Subsidiaries


                                                                   Years ended January 31,
-------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)    1997        1996          1995          1994        1993
-------------------------------------------------------------------------------------------------------
OPERATIONS:
Revenues                                  $920,043   $826,901      $787,844      $806,557     $937,086
======================================================================================================
Net earnings (loss)                         (9,176)    12,634(a)      6,339(b)     10,201(c)    (3,703)
======================================================================================================
Net earnings (loss) per share                 (.72)      1.00(a)        .50(b)        .81(c)      (.29)
======================================================================================================
Cash dividends per share                       .12        .06            --            --          .04
======================================================================================================

FINANCIAL POSITION:
Total assets                               284,485    277,344       278,957       292,388      293,736
======================================================================================================
Long-term debt                              14,746     19,589        30,849        50,403       58,645
======================================================================================================
Capital lease obligations                   16,489     22,843        29,349        34,177       38,188
======================================================================================================
Stockholders' equity                      $100,472   $110,574      $ 98,480      $ 92,152     $ 81,759
======================================================================================================


(a) Includes charge of $794 or $.06 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."
(b) Includes extraordinary charge of $775 or $.06 per share in connection with the early retirement of debt and a credit of $183 or $.01 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
(c) Includes credit of $860 or $.07 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

CONSOLIDATED STATEMENTS OF OPERATIONS

Getty Realty
Corp. and Subsidiaries



                                                             For the years ended January 31,
-------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                   1997           1996           1995
-------------------------------------------------------------------------------------------------
Net sales                                                $888,187          $786,263      $749,443
Rental income                                              35,864            34,315        32,146
Other income (expense)                                     (4,008)            6,323         6,255
-------------------------------------------------------------------------------------------------
                                                          920,043           826,901       787,844
-------------------------------------------------------------------------------------------------
Cost of sales (excluding depreciation and amortization)   878,468           747,328       713,408
Selling, general and administrative expenses               25,407            25,604        27,317
Interest expense                                            6,806             9,280        11,372
Depreciation and amortization                              23,476            23,167        21,750
Restructuring charges                                                            --         2,668
-------------------------------------------------------------------------------------------------
                                                          934,157           805,379       776,515
-------------------------------------------------------------------------------------------------
Earnings (loss) before provision (credit) for income
 taxes, extraordinary item and cumulative effect
 of accounting changes                                    (14,114)           21,522        11,329
Provision (credit) for income taxes                        (4,938)            8,094         4,398
-------------------------------------------------------------------------------------------------
Earnings (loss) before extraordinary item and
 cumulative effect of accounting changes                   (9,176)           13,428         6,931
Extraordinary item                                                               --          (775)
Cumulative effect of accounting changes                                        (794)          183
-------------------------------------------------------------------------------------------------
Net earnings (loss)                                      $ (9,176)         $ 12,634        $6,339
=================================================================================================

Per Share Data:
Earnings (loss) before extraordinary item and
 cumulative effect of accounting changes                 $   (.72)         $   1.06          $.55
Extraordinary item                                                               --          (.06)
Cumulative effect of accounting changes                                        (.06)          .01
-------------------------------------------------------------------------------------------------
Net earnings (loss) per share                            $   (.72)         $   1.00          $.50
=================================================================================================
Weighted average shares outstanding                        12,674            12,648        12,639
=================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

Getty Realty
Corp. and Subsidiaries

                                                                                  January 31,
--------------------------------------------------------------------------------------------------
(in thousands, except share data)                                                1997       1996
--------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
 Cash and equivalents                                                          $18,902     $19,808
 Short-term investments                                                             --       1,059
 Accounts receivable, less allowance for doubtful accounts
  of $1,369 in 1997 and $1,409 in 1996                                          18,322      15,327
 Inventories                                                                    17,311      21,214
 Deferred income taxes                                                          13,936       5,880
 Prepaid expenses and other current assets                                       6,533       9,828
--------------------------------------------------------------------------------------------------
  Total current assets                                                          75,004      73,116
Property, plant and equipment, at cost, less accumulated
 depreciation and amortization                                                 185,983     184,559
Other assets                                                                    23,498      19,669
--------------------------------------------------------------------------------------------------
  Total assets                                                                $284,485    $277,344
--------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Current portion of long-term debt and capital lease obligations               $10,357      $9,154
 Accounts payable                                                               28,648      26,856
 Accrued expenses                                                               20,843      22,099
 Environmental remediation costs                                                19,807       4,096
 Gasoline taxes payable                                                         12,731      13,919
 Income taxes payable                                                            1,426         175
--------------------------------------------------------------------------------------------------
  Total current liabilities                                                     93,812      76,299
Long-term debt                                                                  14,746      19,589
Obligations under capital leases                                                16,489      22,843
Deferred income taxes                                                           14,116      16,977
Environmental remediation costs                                                 26,327      15,878
Other, principally deposits                                                     18,523      15,184
--------------------------------------------------------------------------------------------------
  Total liabilities                                                            184,013     166,770
--------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 3 and 5)
Stockholders' equity:
 Preferred stock, par value $1.00 per share; authorized 10,000,000 shares
  for issuance in series (none of which is issued)                                  --          --
 Common stock, par value $.10 per share; authorized 30,000,000 shares;
  issued 13,583,000 in 1997 and 13,553,000 in 1996                               1,358       1,355
 Paid-in capital                                                               120,293     119,960
 Retained earnings (deficit)                                                    (7,215)      3,481
 Treasury stock, at cost (886,000 shares in 1997 and 894,000 shares in 1996)   (13,964)    (14,090)
 Net unrealized loss on equity securities                                           --        (132)
--------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                   100,472     110,574
--------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                                  $284,485    $277,344
==================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Getty Realty
Corp. and Subsidiaries


                                                                 For the years ended January 31,
-----------------------------------------------------------------------------------------------
(in thousands)                                                       1997      1996      1995
-----------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings (loss)                                                $ (9,176) $ 12,634  $  6,339
Adjustments to reconcile net earnings (loss) to net cash
 provided by operating activities:
 Extraordinary item, before tax                                                    --     1,232
 Cumulative effect of accounting changes                                          794      (183)
 Depreciation and amortization                                       23,476    23,167    21,750
 Deferred income taxes                                              (11,012)    2,954    (1,553)
 Gain on dispositions of property, plant and equipment               (1,425)   (1,910)   (1,294)
 Sale of trading securities                                                        --     7,860
Changes in assets and liabilities:
 Accounts receivable                                                 (2,995)    3,011     2,904
 Inventories                                                          3,903   (10,097)   (1,100)
 Prepaid expenses and other current assets                              224    (6,407)     (107)
 Other assets                                                          (941)  (10,501)     (123)
 Accounts payable, accrued expenses and other current liabilities    15,059   (13,825)    6,424
 Income taxes payable                                                 1,251       277    (1,994)
 Noncurrent liabilities                                              13,788    16,612     1,191
-----------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          32,152    16,709    41,346
-----------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures                                               (24,797)  (20,316)  (21,343)
 Property acquisitions                                                 (839)   (2,734)   (1,466)
 Proceeds from dispositions of property, plant and equipment          2,344     3,491     4,296
 Proceeds from sale of short-term investments                         1,286        --        --
-----------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (22,006)  (19,559)  (18,513)
-----------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Long-term borrowings                                                              --    10,550
 Repayment of long-term debt                                         (4,660)  (13,901)  (29,406)
 Payments under capital lease obligations                            (5,334)   (4,441)   (4,285)
 Premium paid on early retirement of debt                                          --      (607)
 Treasury stock and stock options, net                                  462       184       157
 Cash dividends                                                      (1,520)     (760)       --
-----------------------------------------------------------------------------------------------
  Net cash used in financing activities                             (11,052)  (18,918)  (23,591)
-----------------------------------------------------------------------------------------------
Net decrease in cash and equivalents                                   (906)  (21,768)     (758)
Cash and equivalents at beginning of year                            19,808    41,576    42,334
-----------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                $ 18,902  $ 19,808  $ 41,576
===============================================================================================
Supplemental disclosures of cash flow information
 Cash paid during the year for:
  Interest                                                         $  6,815  $  9,031  $ 11,955
  Income taxes, net                                                   3,911     5,087     8,088


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Getty Realty
Corp. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation: The consolidated financial statements include the accounts of Getty Realty Corp., known prior to March 31, 1997 as Getty Petroleum Corp., and its wholly-owned subsidiaries (the "Company"). The Company has been principally engaged in the marketing and distribution of petroleum products and the management of related real estate in 12 Northeastern and Middle Atlantic States. All significant intercompany accounts and transactions have been eliminated.
     On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company will retain its real estate business and the Pennsylvania and Maryland home heating oil business, and lease most of its properties on a long-term net basis to the distributed company, which is named Getty Petroleum Marketing Inc. ("Marketing"). Subsequent to the spin-off, the Company will be principally engaged in the ownership and management of real estate. For additional information regarding the spin-off, see Note 13.
     Certain reclassifications have been made in the financial statements for 1996 and 1995 to conform to the presentation for 1997.
     Use of Estimates: The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and judgments. While all available information has been considered, actual results could differ from those estimates.
     Cash and Equivalents: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
     Inventories: Inventories, primarily finished petroleum products, are principally accounted for under the lower of last-in, first-out ("LIFO") cost or market. The Company has entered into product exchange agreements with various parties to improve its supply logistics and reduce its delivery costs. Net product exchange positions with other companies are reflected in inventory and are generally immaterial. The Company has taken positions in the futures market as part of its overall purchasing strategy in order to reduce the risk associated with price fluctuations. Gains and losses on futures contracts are included as a part of product costs and have been immaterial for each of the three years in the period ended January 31, 1997. As of January 31, 1997 and 1996, outstanding futures contracts were immaterial.
     Property, Plant and Equipment: Expenditures for renewals and betterments are capitalized; maintenance and repairs are charged to income when incurred. When fixed assets are sold or retired, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and any gain or loss is credited or charged to income.
     Depreciation and Amortization: Depreciation of fixed assets is computed on the straight-line method based upon the estimated useful lives of the assets. Assets recorded under capital leases (including land) and leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related asset.
     Self-Insurance: The Company is self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. Accruals are based on the Company's claims experience and actuarial assumptions followed in the insurance industry. Due to uncertainties inherent in the estimation process, actual losses could differ from accrued amounts.
     Environmental Costs: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. Recoveries of environmental costs, principally from state underground storage tank remediation funds, are accrued as income when such recoveries are considered probable. Such accruals are adjusted as further information develops or circumstances change.
     Income Taxes: Deferred income taxes are provided for the effect of items which are reported for income tax purposes in years different from that in which they are recorded for financial statement purposes.
     Revenue Recognition: Revenue is recognized from sales when product ownership is transferred to the customer and from rentals as earned.
     Earnings (Loss) Per Share: Earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the year. Common stock equivalents are not included in earnings (loss) per share computations since their effect is anti-dilutive or immaterial.
     Accounting Changes: In fiscal 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

Assets to be Disposed Of." The Statement requires that assets used in operations be written down to fair value when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. SFAS No. 121 also requires that assets held for disposal be written down to fair value less costs to sell. The Company continually evaluates retail outlets to determine the profitability and long-term viability of certain locations as gasoline stations or convenience stores, which results in the divestment of non-strategic and uneconomic retail outlets through sale, lease assignment or lease termination. The Company estimates fair value and costs to sell based on the best information available, including discounted cash flows and comparable market values, in making whatever estimates, judgments and projections are considered necessary.
     The Company recorded a pre-tax charge of $524,000 in fiscal 1996 relating to operating assets, which is included in depreciation and amortization expense, due to continuing operating losses resulting from changes in local market or operating conditions at certain retail outlets. In addition, the Company reported the cumulative effect of the change in accounting principle relating to assets held for disposal as an after-tax charge to earnings of $794,000 in the fiscal 1996 consolidated statement of operations. As of January 31, 1997, the net book value of assets held for disposal amounted to $2,578,000. The impact of these retail outlets on the results of operations of the Company was not material for each of the three years in the period ended January 31, 1997. While these retail outlets are being actively marketed, the disposal period may exceed one year for some locations.
     As of the beginning of fiscal 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and reported the cumulative effect of the change in accounting principle as a credit to earnings of $183,000 in the fiscal 1995 consolidated statement of operations.

2. INVENTORIES
Had the Company utilized the first-in, first-out ("FIFO") inventory method, inventories would have been higher by $2,555,000 as of January 31, 1997. As of January 31, 1996 and 1995, the carrying value of the Company's LIFO inventories approximated the FIFO method or replacement cost.

3. LEASES
In 1985, Power Test Investors Limited Partnership (the "Partnership"), a publicly traded real estate limited partnership, purchased from Texaco certain Getty Oil Company properties and equipment which, in turn, have been leased on a long-term basis to the Company. For financial statement purposes, such leases have been recorded as capital leases.
     The Partnership is managed by the General Partner, which is CLS General Partnership Corp. The Directors and stockholders of CLS General Partnership Corp. are also Directors and the principal stockholders of the Company. During the fiscal years ended January 31, 1997, 1996 and 1995, the Company made net lease payments to the Partnership of $10,061,000, $10,553,000 and $10,925,000,
respectively. In addition, during the fiscal years ended January 31, 1997, 1996 and 1995, the Company billed the Partnership and reflected in other income $672,000, $648,000 and $624,000, respectively, for administrative and other services rendered to the Partnership.
     Future minimum annual rentals under capital leases as of January 31, 1997, payable to the Partnership, are as follows:


Years ending January 31,               (in thousands)
------------------------                ------------
1998 ...................                     $9,939
1999 ...................                      9,939
2000 ...................                      9,939
------------------------                   --------
                                             29,817
Less, amount representing interest .......    7,107
                                           --------
Present value of minimum lease payments
(including $6,221 due within one year) ...  $22,710
                                           ========                                        -------

     In addition, the Company has obligations to other lessors under noncancelable operating leases which have terms in excess of one year, principally for gasoline stations. Substantially all of these leases contain renewal options and escalation clauses. Future minimum annual rentals under such leases are as follows:


                    Years ending January 31,  (in thousands)
                    ------------------------  --------------
                    1998 ...................         $14,222
                    1999 ...................          12,701
                    2000 ...................          10,650
                    2001 ...................           8,612
                    2002 ...................           6,987
                    Thereafter .............          25,742
                    ----------------------------------------
                                                     $78,914
                                                     =======


     Rent expense, substantially all of which is included in cost of sales, amounted to $15,606,000, $15,572,000 and $15,838,000 for the years ended
January 31, 1997, 1996 and 1995, respectively. Such rent expense consists of minimum rentals on noncancelable operating leases referred to above and short-term rentals of terminal facilities and other equipment.
     Rental income from fee owned and leased properties aggregated $35,864,000, $34,315,000 and $32,146,000 for the years ended January 31, 1997, 1996 and
1995, respectively, which included $23,582,000, $22,809,000 and $21,800,000 of rent received under subleases. The net book value of fee owned properties leased to lessees was $86,367,000 as of January 31, 1997.
     Leased gasoline stations, which have been subleased to lessees, have sublease rentals generally not less than the rentals paid by the Company. Substantially all of these subleases have remaining terms which range from one to three years. No significant difficulty has been experienced in subleasing station properties.


4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

--------------------------------------------------------------------------------------------
                                                              Depreciable
                                                            1997        1996    Life (Years)
--------------------------------------------------------------------------------------------
(in thousands)
Land                                                      $40,887     $41,144
Buildings                                                  61,242      59,271      16
Equipment                                                 176,210     157,298   10 to 16
Motor vehicles                                              4,292       4,501    3 to 10
Furniture and fixtures                                      1,573       1,566      10
Leasehold improvements                                     35,968      33,809   See Note 1
Assets recorded under capital leases                       52,392      52,647   See Note 1
-----------------------------------------------------------------------------
                                                          372,564     350,236
Less, accumulated depreciation and amortization           186,581     165,677
-----------------------------------------------------------------------------
                                                         $185,983    $184,559
                                                         ====================


         Property, plant and equipment includes the following assets recorded under capital leases with the Partnership:


                                                         1997          1996
-----------------------------------------------------------------------------
                                                           (in thousands)
Land ................................................   $25,905       $26,016
Buildings ...........................................    17,388        17,471
Equipment ...........................................     8,192         8,253
Motor vehicles ......................................       907           907
-----------------------------------------------------------------------------
                                                         52,392        52,647
Less, accumulated amortization ......................    43,939        41,324
-----------------------------------------------------------------------------
                                                         $8,453       $11,323
                                                        =====================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

5. COMMITMENTS AND CONTINGENCIES
The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. Such matters are not expected to have a material adverse effect on the Company's financial condition or results of operations.
     On September 16, 1996, the Company entered into an Agreement with the New York State Department of Taxation and Finance (the "Department"), settling the license revocation proceedings brought by the Department whereby the Company's wholly-owned subsidiary Getty Terminals Corp.'s ("Getty Terminals") licenses and permits for its three New York State terminals and its New York motor fuels and diesel distributor licenses would be terminated. The revocation proceedings were the result of the 1990 conviction of Getty Terminals for federal gasoline excise tax evasion and conspiracy in 1985. Under the terms of the Agreement, the Company's wholly-owned subsidiary, Kingston Oil Supply Corp. ("KOSCO") will be permitted to assume all of the storage and distribution activities and operations now performed by Getty Terminals in New York. KOSCO will have to obtain new or amended licenses and permits and, upon the issuance thereof, Getty Terminals will surrender its licenses and permits. KOSCO's Board of Directors will consist of three persons, one of whom shall be an independent director, and KOSCO shall provide periodic reports to the Department relating to New York tax laws. The Agreement shall terminate on September 15, 1999.
Under the terms of the settlement, the Company and its subsidiaries are not required to pay any penalties or fines. The implementation of the settlement will have no adverse impact on the results of operations, financial condition or liquidity of the Company, including the ability to sell motor fuels in New York or operate its New York State terminals.
     In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions and, by policy, limits the amount invested with any one institution other than the U. S. Government. Except for one customer, Uni-Marts, Inc. ("Uni-Marts"), which represents approximately 10% of the Company's net sales for each of the three fiscal years in the period ended January 31, 1997, concentration of credit risk with respect to trade receivables generally is limited due to the large number of customers comprising the Company's customer base.
     On December 27, 1996, Uni-Marts notified the Company that, effective December 31, 1997, it would not renew its various leases and subleases of approximately 100 service station properties from the Company or the existing petroleum supply agreement between the Company and Uni-Marts with respect to such service stations and certain additional service stations owned or operated by Uni-Marts. Uni-Marts subsequently advised the Company by letter that it may be interested in negotiating and entering into revised arrangements. While the Company has discussed such matters with Uni-Marts, no such agreement has been reached. The Company believes that Marketing will be able to re-lease the approximately 100 affected service station properties. The loss of motor fuel product sales to Uni-Marts pursuant to the existing supply agreement, if not replaced, could have a material adverse effect on Marketing's revenues. The Company believes such loss of product sales would not impact Marketing's operating income because the affected leased service station properties should be re-leased to retail dealers at higher retail product margins to be realized by Marketing than the current lower wholesale product margins under the supply agreement with Uni-Marts. Net sales and rental income attributable to the Uni-Marts agreement amounted to $90.3 million (or 10.2% of net sales) and $4.6 million (or 12.9% of rental income), respectively, for the fiscal year ended January 31, 1997.
     The Company is self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. The Company's consolidated statements of operations for the fiscal years ended January 31, 1997, 1996 and 1995 included $2,814,000, $1,865,000 and $3,133,000, respectively, for self-insurance. As of January 31, 1997 and 1996, the Company's consolidated balance sheets included, in accrued expenses, $6,139,000 and $5,454,000, respectively, relating to such self-insurance.
     The Company's financial results have depended largely on retail marketing margins and rental income from its dealers; after the spin-off, the Company's financial results will largely depend on rental income from Marketing and other lessees and sublessees. The petroleum marketing industry has been and continues to be volatile and highly competitive. The cost of petroleum products purchased as well as the price of petroleum products sold have fluctuated widely. As a result of the historic volatility of product margins and the fact that they are affected by numerous diverse factors, it is impossible to predict future margin levels.

6. DEBT

Long-term debt consists of:


---------------------------------------------------------------------------------------
                                                                        1997     1996
---------------------------------------------------------------------------------------
                                                                       (in thousands)
Mortgage loan due through November 1, 2000 ..........................  $14,461  $17,626
Real estate mortgages, bearing interest at a weighted average
interest rate of 7.95%, due in varying amounts through May 1, 2019 ..    3,957    5,190
Other ...............................................................      464      726
---------------------------------------------------------------------------------------
                                                                        18,882   23,542
Less, current portion ...............................................    4,136    3,953
---------------------------------------------------------------------------------------
Noncurrent portion ..................................................  $14,746  $19,589
                                                                       ================


     Aggregate principal payments in subsequent fiscal years relating to long-term debt are as follows (in thousands): 1998--$4,136; 1999--$3,376; 2000--$3,296; 2001--$6,694; 2002--$85 and $1,295 thereafter.
     As of January 31, 1997, the mortgage loan due through November 1, 2000 provides for interest at LIBOR plus 1.0% to 1.625% per annum, depending on the Company's Funded Debt Ratio, as defined. As of January 31, 1997, the interest rate was LIBOR plus 1.125% or 6.63%. Principal payments are $218,000 per month through October 1, 2000 with the balance of $4,647,000 due on November 1, 2000.
     During fiscal 1995, the Company redeemed all of its outstanding 14% subordinated debentures due August 1, 2000 at a call price of 102.8% and recorded an extraordinary charge of $1,232,000 ($775,000 after taxes) resulting from the redemption. The extraordinary charge consisted of the write-off of deferred finance costs associated with the debentures and a redemption premium paid to holders of the retired debentures.
     Certain long-term debt is collateralized by property, plant and equipment having an aggregate net book value of approximately $48,514,000 as of January 31, 1997.
     As of January 31, 1997, the Company had uncommitted lines of credit with two banks in the aggregate amount of $60,000,000, of which $7,569,000 was utilized in the form of outstanding letters of credit.
In February 1997, the lines of credit were replaced with two separate uncommitted lines of credit for the Company and Marketing in the amounts of $15,000,000 and $50,000,000, respectively. Such lines of credit may be used for working capital borrowings and letters of credit. Borrowings under such lines of credit are unsecured and bear interest at the bank's prime rate or, at each borrower's option, 1.1% above LIBOR. Such lines of credit are subject to renewal at the discretion of the bank.


7. ENVIRONMENTAL REMEDIATION COSTS
The petroleum products industry is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. Environmental expenses have been attributable to remediation, monitoring, soil disposal and governmental agency reporting (collectively, "Remediation Costs") incurred in connection with contaminated sites and the replacement or upgrading of underground storage tanks, related piping, underground pumps, wiring and monitoring devices (collectively, "USTs") to meet federal, state and local environmental standards, as well as routine monitoring and tank testing. For the fiscal years ended January 31, 1997, 1996 and 1995, net environmental expense included in the Company's cost of sales amounted to $34,162,000, $14,346,000 and $11,769,000, respectively, which amounts were net of probable recoveries from state UST remediation funds.
     During the fourth quarter of fiscal 1997, the Company's Board of Directors formally approved the distribution of its petroleum marketing business to its stockholders. Under a master lease between the Company, as lessor, and Getty Petroleum Marketing Inc., as lessee, the Company committed to a program to bring the leased properties to regulatory closure and, thereafter, transfer all future environmental risks from the Company to Marketing. In order to establish the Remediation Costs obligation and estimate the incremental cost of accelerated remediation, the Company commissioned a detailed property-by-property environmental study of all retail outlets, with the objective of achieving closure in approximately five years. As a result, the Company revised its estimate of future Remediation Costs in the fourth quarter of fiscal 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

and recorded a pre-tax charge in such quarter for Remediation Costs of $21.2 million. The pre-tax charge resulted from the acceleration of remediation activities to be paid by the Company through more aggressive means of treating contaminated sites to bring them to closure in approximately five years, which resulted in significant incremental Remediation Costs, changes in estimated Remediation Costs at previously identified properties, including costs to be incurred in connection with UST upgrades, and additional charges to comply with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities."
     As of January 31, 1997 and 1996, the Company had accrued $46,134,000 and $19,974,000, respectively, as management's best estimate for environmental remediation costs, of which $19,807,000 and $4,096,000, respectively, are included as current liabilities. As of January 31, 1997 and 1996, the Company had recorded $16,217,000 and $15,878,000, respectively, as management's best estimate for recoveries from state UST remediation funds. The current portion of such estimated recoveries is $2,865,000 and $6,440,000, respectively, and is included in prepaid expenses and other current assets, while the noncurrent portion is included in other assets in the consolidated balance sheets. In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that such expenditures could be substantially higher. Any additional amounts will be reflected in the Company's financial statements as they become known. Although environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, the Company believes that such costs will not have a material adverse effect on the Company's financial position.


8. INCOME TAXES
The provision (credit) for income taxes is summarized as follows:




                                                              1997       1996       1995
                                                          -----------  ---------  ---------
                                                                     (in thousands)
Federal:
Current ................................................       $3,880     $4,044     $1,698
Deferred ...............................................       (7,718)     3,079      1,903
State and local:
Current ................................................        1,487        732        836
Deferred ...............................................       (2,587)       239        (39)
-------------------------------------------------------------------------------------------
Provision (credit) for income taxes ....................      $(4,938)    $8,094     $4,398
                                                           ================================


The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

                                                             1997       1996
-------------------------------------------------------------------------------
                                                              (in thousands)
Property, plant and equipment ..........................  $ (16,098) $ (13,102)
Environmental remediation costs, net ...................     13,709      4,407
Other accruals .........................................      2,383     (2,940)
Inventories ............................................         77        694
Investments ............................................                    95
Other ..................................................       (251)      (251)
-------------------------------------------------------------------------------
Net deferred tax liabilities ...........................     $ (180) $ (11,097)
                                                          =====================

     The following is a reconciliation of the expected statutory federal income tax provision (credit) and the actual provision (credit) for income taxes:


                                                            1997        1996       1995
----------------------------------------------------------------------------------------
                                                                   (in thousands)
Expected provision (credit) at statutory federal
  income tax rate ......................................  $ (4,799)    $7,533     $3,965
State and local income taxes, net of federal benefit ...      (726)       631        518
Nondeductible expenses .................................       576         --         --
Other ..................................................        11        (70)       (85)
----------------------------------------------------------------------------------------
Provision (credit) for income taxes ....................  $ (4,938)    $8,094     $4,398
                                                          ==============================

9. STOCKHOLDERS' EQUITY
A summary of the changes in stockholders' equity for the three years ended January 31, 1997 is as follows:


                                                                                                Net
                                                                         Treasury Stock,     Unrealized
                                  Capital Stock             Retained        at cost          Gain (Loss)
                                 ---------------   Paid-in  Earnings    -----------------    on Equity
                                 Shares   Amount   Capital  (Deficit)   Shares    Amount     Securities    Total
------------------------------------------------------------------------------------------------------------------
                                              (in thousands, except per share amounts)
Balance, February 1, 1994        13,543   $1,354  $119,915 $(14,732)     912      $14,385    $     --     $92,152
Net income                                                    6,339                                         6,339
Cumulative effect of
 accounting change                                                                               (183)       (183)
Net unrealized gain on
 equity securities                                                                                 15          15
Purchase of treasury stock                                                 2           23                     (23)
Issuance of treasury stock                             (44)              (13)        (205)                    161
Stock options exercised               2                 19                                                     19
------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1995        13,545    1,354   119,890   (8,393)     901       14,203        (168)     98,480
Net income                                                   12,634                                        12,634
Cash dividends--$.06 per share                                 (760)                                         (760)
Net unrealized gain on
 equity securities                                                                                 36          36
Purchase of treasury stock                                                              7                      (7)
Issuance of treasury stock                             (17)               (7)        (120)                    103
Stock options exercised               8        1        87                                                     88
------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1996        13,553    1,355   119,960    3,481      894       14,090        (132)    110,574
Net loss                                                     (9,176)                                       (9,176)
Cash dividends--$.12 per share                               (1,520)                                       (1,520)
Net unrealized gain on
 equity securities                                                                                132         132
Purchase of treasury stock                                                 1           21                     (21)
Issuance of treasury stock                              (6)               (9)        (147)                    141
Stock options exercised              30        3       339                                                    342
-----------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997        13,583   $1,358  $120,293  $(7,215)(a)  886      $13,964       $  --    $100,472
==================================================================================================================


(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.
--------------------------------------------------------------------------------

10. EMPLOYEE BENEFIT PLANS
The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for non-union employees meeting certain service requirements and a Supplemental Plan for executives. Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of his compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $702,000, $650,000 and $694,000 for the fiscal years ended January 31, 1997, 1996 and 1995, respectively. In addition, the Company has contributed $350,000, $364,000 and $344,000 to a union welfare plan for the fiscal years ended January 31, 1997, 1996 and 1995, respectively. Such amounts are included in the accompanying consolidated statements of operations.
     The Company has Stock Option Plans (the "Plans") which authorize the Company to grant options to purchase shares of the Company's common stock. The aggregate number of shares of the Company's common stock which may be made the subject of options under the 1985, 1988 and 1991 Plans shall not exceed 281,420 shares, 303,876 shares and 750,000 shares, respectively, subject to further adjustment for stock dividends and stock splits. Each Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25 percent of the total number of shares covered by the option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

     Immediately prior to the spin-off of its petroleum marketing business to its stockholders, each current holder of an option to acquire shares of the Company's common stock pursuant to the Company's 1985, 1988 and 1991 Plans received, in exchange therefor, two separately exercisable options: one to purchase shares of the Company's common stock (a "Realty Option") and one to purchase shares of Marketing common stock (a "Marketing Option"), each exercisable for the same number of shares and containing substantially equivalent terms as the pre-distribution option. The exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread (as defined below) in value attributed to the options held by such directors, officers and key employees. The "Aggregate Spread" is an amount representing the difference between the exercise price of an option and the price of a share of Company common stock immediately prior to the spin-off multiplied by the number of shares underlying such option. Certain unexercisable options covering a total of 223,587 shares became immediately exercisable at the date of the spin-off for persons covered by certain "change of control" agreements. Accordingly, in fiscal 1998, the Company will recognize a charge to operating results of $2,166,000 at the date of the spin-off equal to the product of the number of such options and the difference between their exercise price and the market price.
     The following is a schedule of stock option prices and activity relating to the Company's stock option plans for the three fiscal years ended January 31, 1997. Subsequent to the spin-off of its petroleum marketing business to its stockholders, the exercise price of each Realty Option and Marketing Option was set so as to preserve the Aggregate Spread (as defined above) in value attributed to the options currently held by the holders:

--------------------------------------------------------------------------------------
                                  1997                 1996               1995
--------------------------------------------------------------------------------------
                                      Weighted            Weighted            Weighted
                           Number     Average    Number   Average    Number   Average
                             of       Exercise     of     Exercise     of     Exercise
                           Shares      Price     Shares    Price     Shares    Price
--------------------------------------------------------------------------------------
Outstanding at
  beginning of year ..    927,428       $13.02  811,220     $12.87  708,983     $13.17
Granted ..............    166,400        14.75  128,000      13.88  107,250      10.88
Exercised ............    (29,519)       11.60   (8,000)     10.95   (1,620)     11.97
Cancelled ............    (50,083)       13.95   (3,792)     13.51   (3,393)     13.90
--------------------------------------------------------------------------------------
Outstanding at
  end of year ........  1,014,226       $13.30  927,428     $13.02  811,220     $12.87
                        ==============================================================
Exercisable at
  end of year ........    687,761(a)    $13.38  650,506     $13.12  564,094     $13.31
                        ==============================================================
Available for grant at
  end of year ........    176,881                50,007             254,557
                        ==============================================================

(a) Excludes 223,587 shares which became immediately exercisable at the date of the spin-off.

     The following table summarizes information concerning options outstanding and exercisable at January 31, 1997:

--------------------------------------------------------------------------------
                          Options Outstanding               Options Exercisable
--------------------------------------------------------------------------------
                                     Weighted
                                      Average    Weighted               Weighted
                                     Remaining   Average                Average
   Range of              Number     Contractual  Exercise     Number    Exercise
Exercise Prices       Outstanding   Life (Years)   Price    Exercisable   Price
--------------------------------------------------------------------------------
$10.49-14.75 ......      871,876         6         $12.56      545,411    $12.21
17.12-18.62 .......      142,350         3          17.84      142,350     17.84
--------------------------------------------------------------------------------
                       1,014,226                               687,761
================================================================================

     The Company accounts for its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost for the Company's Plans been determined based upon the fair value of options granted during fiscal 1997 and 1996 consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) and net earnings (loss) per share would have been reduced to the following pro forma amounts:


                                                 1997                    1996
-------------------------------------------------------------------------------------
                                       AS REPORTED  PRO FORMA  As Reported  Pro Forma
-------------------------------------------------------------------------------------
Net earnings (loss) (in thousands) ..     $(9,176)   $(9,791)      $12,634    $12,574
Net earnings (loss) per share .......        (.72)      (.77)         1.00        .99


     The fair value of the options granted during fiscal 1997 and 1996 were estimated as $5.86 and $4.76 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                     1997  1996
                                                     ----  ----
                Expected dividend yield ...........    .8%   .9%
                Expected volatility ...............    35%   35%
                Risk-free interest rate ...........   6.2%  5.3%
                Expected life of options (years) ..   6     5


11. QUARTERLY FINANCIAL DATA
The following is a summary of the quarterly results of operations for the years ended January 31, 1997 and 1996 (unaudited as to quarterly information):



------------------------------------------------------------------------------------------------------------------
                                                           Three months ended                        Year ended
------------------------------------------------------------------------------------------------------------------
Fiscal 1997:                            April 30        July 31       October 31      January 31     January 31
------------------------------------------------------------------------------------------------------------------
                                                       (in thousands, except per share amounts)

Revenues                                $206,510        $230,065        $226,447        $257,021       $920,043
Gross profit (loss) (a)                    3,323          15,528           6,195         (15,327)(b)      9,719 (b)
Earnings (loss)
  before income taxes                     (8,312)         11,773           4,421         (21,996)(b)    (14,114)(b)
Net earnings (loss)                       (5,165)          7,169           2,553         (13,733)        (9,176)
Net earnings (loss)
per share                               $   (.41)     $      .57      $      .20        $  (1.08)      $   (.72)


------------------------------------------------------------------------------------------------------------------
                                                     Three months ended                        Year ended
------------------------------------------------------------------------------------------------------------------
Fiscal 1996:                           April 30        July 31        October 31      January 31     January 31
------------------------------------------------------------------------------------------------------------------
                                                           (in thousands, except per share amounts)

Revenues                                $205,072        $194,788        $222,298        $204,743      $ 826,901
Gross profit (a)                           6,779           8,767          10,843          12,546         38,935
Earnings before income
 taxes and cumulative
 effect of accounting
 change                                    2,740           4,127           6,570           8,085         21,522
Net earnings                                 862(c)        2,511           4,039           5,222         12,634(c)
Net earnings per share                  $    .07(c)     $    .20        $    .32        $    .41      $    1.00(c)


(a) Gross profit (loss) is calculated as net sales (excluding rental and other income (expense)) less cost of sales (excluding depreciation and amortization).
(b) Includes pre-tax charge of $21,182 related to revision of estimate of future environmental remediation costs.
(c) Includes after-tax charge of $794 or $.06 per share from the cumulative effect of adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued


12. RESTRUCTURING

During fiscal 1995, pre-tax charges of $2,668,000 were recorded to provide for severance and other costs associated with restructuring the Company's organization and its operations. The restructuring charges included $1,924,000 for severance and related benefits resulting from a 6% reduction in the work force, and $744,000 for other costs. Other costs included $203,000 related to cancellation of computer equipment leases, $168,000 related to computer system modifications, $141,000 related to the reduction of office space, $100,000 related to legal fees and $132,000 for other miscellaneous costs. The Company's consolidated balance sheets as of January 31, 1997 and 1996 included an accrual of $257,000 and $377,000, respectively, relating to the restructuring. The remaining accrual of $257,000 at January 31, 1997 relates to severance and related benefits payable through October 1999.

13. SPIN-OFF
On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company will retain its real estate business and lease most of its properties on a long-term net basis to the distributed company, which is named Getty Petroleum Marketing Inc. ("Marketing"). Stockholders of record of the Company on March 21, 1997 received a tax-free dividend of one share of Marketing common stock for each share of common stock of the Company.
     The Company transferred to Marketing the assets and liabilities of the petroleum marketing business and the New York Mid-Hudson Valley home heating oil business previously conducted by a subsidiary of the Company. After the spin-off, the Company will retain its fee and leased properties, including service stations and supply terminals, substantially all of which will be leased or subleased to Marketing, and the Pennsylvania and Maryland home heating oil business previously conducted by another subsidiary.
     As part of the separation of the petroleum marketing business from the real estate business, the Company and Marketing have entered into various agreements which address the allocation of assets and liabilities between them and govern future relationships, including a Reorganization and Distribution Agreement, a Master Lease Agreement, a Tax Sharing Agreement, a Services Agreement and a Trademark License Agreement.
     Under the Services Agreement, Marketing will provide certain administrative and technical services to the Company and the Company will provide certain limited services to Marketing. The net fees to be paid by the Company to Marketing for services performed (after deducting the fees paid by Marketing to the Company for services provided by the Company) will initially be $80,000 per month, and will decline as the services performed decrease. The Company presently expects that most of such services will be provided by Marketing for approximately one year.
     The Company's results for the fiscal year ended January 31, 1997 include a pre-tax charge of $1,693,000 for expenses related to the spin-off transaction. The charge is included in other expense in the consolidated statement of operations.
     The following is a summary of the financial results of the Marketing business for the fiscal years ended January 31, 1997, 1996 and 1995. The financial information is presented for informational purposes only and is not necessarily indicative of the financial results that would have occurred had Marketing been operated as a separate, stand-alone entity during such periods, nor are they necessarily indicative of future results. The results of operations of Marketing in future periods will reflect certain expenses not incurred in prior periods associated with operating and reporting as a separate publicly held company.




---------------------------------------------------------------------------------------
                                                        Years ended January 31,
---------------------------------------------------------------------------------------
                                                      1997        1996        1995
---------------------------------------------------------------------------------------
                                                             (in thousands)

Revenues                                           $888,543     $791,194   $753,735
Earnings (loss) before income taxes and cumulative
 effect of accounting change                       $(25,299)(a) $  6,325   $ (3,978)(b)
Provision (credit) for income taxes                 (10,074)       2,379     (1,544)
---------------------------------------------------------------------------------------
Earnings (loss) before cumulative
  effect of accounting change                       (15,225)       3,946     (2,434)
Cumulative effect of accounting change                   --         (282)        --
---------------------------------------------------------------------------------------
Net earnings (loss)                                $(15,225)    $  3,664   $ (2,434)
                                                   ====================================

(a) Includes charge of $21,182 related to revision of estimate of future environmental remediation costs.
(b) Includes charge of $1,846 to provide for severance and other costs associated with restructuring Marketing's organization and its operations.


A summary of the net assets of Marketing as of January 31, 1997 is as follows:



                                 (in thousands)

Working capital.................. $  1,100
Property and equipment, net......   88,049
Other assets.....................    2,236
Deferred income taxes............  (19,632)
Other, principally deposits......  (17,212)
                                  --------
Net assets....................... $ 54,541
                                  ========

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Getty Realty Corp.:

We have audited the accompanying consolidated balance sheets of GETTY REALTY CORP. (formerly known as Getty Petroleum Corp.) and SUBSIDIARIES as of January 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Getty Realty Corp. and Subsidiaries as of January 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets in fiscal 1996 and its method of accounting for certain investments in debt and equity securities in fiscal 1995.


/s/  Coopers & Lybrand L.L.P.

New York, New York
March 13, 1997, except for Notes 10 and 13, as to which the date is March 21, 1997.



COMMON STOCK

The common stock of Getty Realty Corp., known prior to March 31, 1997 as Getty Petroleum Corp., its only outstanding voting security, is traded on the New York Stock Exchange (symbol: "GTY"). At April 22, 1997, there were approximately 3,000 holders of record of Getty Realty's common stock. The price range of common stock and cash dividends paid with respect to each share of common stock during the past two fiscal years were as follows:


                     Price Range
                     --------------  Cash Dividends
Quarter Ending       High       Low     Per Share
---------------------------------------------------

January 31, 1997         $17.875   $14.50   $ .03
October 31, 1996          17.25     13.625    .03
July 31, 1996             15.75     13.125    .03
April 30, 1996            15.75     13.375    .03

January 31, 1996          15.00     12.625    .03
October 31, 1995          14.125    11.375    .03
July 31, 1995             11.875    10.75      --
April 30, 1995           $13.125   $10.875  $  --